UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: August 31, 2015

UBS Group AG

Commission File Number: 1-36764

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Following the successful completion of the 2014 exchange offer by UBS Group AG (“UBS Group”) to acquire all issued shares of UBS AG (“UBS AG”), UBS Group filed a request with the Commercial Court of the Canton of Zurich on March 9, 2015 for a procedure under article 33 of the Swiss Stock Exchange Act (the “SESTA Procedure”) to cancel all shares of UBS AG that remain publicly held, with shares of UBS Group (“UBS Group Shares”) being delivered as compensation. The Commercial Court of the Canton of Zurich has now declared UBS AG shares of the remaining minority shareholders to be invalid. This judgment entered into force pursuant to the confirmation from the Commercial Court of the Canton of Zurich dated 20 August 2015. New UBS Group Shares are therefore being delivered to holders of the now-cancelled UBS Group AG shares, including to holders thereof in the United States, sourced from the creation of new registered shares out of authorized share capital and from existing treasury shares. The total issued share capital of UBS Group post capital increase will consist of 3,844,779,030 shares, nominal value of CHF 0.10 each.

Under this Report on Form 6-K, the following documents are being filed: the English translation of the amended and restated Articles of Association of UBS Group adopted on August 28, 2015 in the context of the SESTA Procedure; the opinion of Bär & Karrer with respect to the validity of the UBS Group Shares issued pursuant to the SESTA Procedure; and transmittal letter of Computershare Trust Company, N.A. to be used by holders of UBS AG shares in certificated form to submit their cancelled UBS Shares and receive new UBS Group Shares.

This Form 6-K is hereby incorporated by reference into the registration statement of UBS Group AG on Form F-4 (Registration number 333-199011), and into each prospectus outstanding thereunder.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By:	/s/ David Kelly
	Name:	David Kelly
	Title:	Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Executive Director

Date: August 31, 2015

Articles of Association

UBS Group AG

(UBS Group SA)

(UBS Group Inc.)

28 August 2015

The present text is a translation of the original German Articles of Association (“Statuten”) which constitute the definitive text and are binding in law.

In these Articles of Association, references to the generic masculine equally apply to both sexes.

Section 1

Name, registered office, business object and duration of the Corporation

Article 1

Name and registered office	A corporation limited by shares under the name of UBS Group AG / UBS Group SA / UBS Group Inc. is established with its registered office in Zurich.

Article 2
Purpose

[1] The purpose of the Corporation is to acquire, hold, manage and sell direct and indirect participations in enterprises of any kind, in particular in the area of banking, financial, advisory, trading and service activities in Switzerland and abroad.

[2] The Corporation may establish enterprises of any kind in Switzerland and abroad, hold equity interests in these enterprises, and conduct their management.

[3] The Corporation is authorized to acquire, mortgage and sell real estate and building rights in Switzerland and abroad.

[4] The Corporation may provide loans, guarantees and other kinds of financing and security for Group companies and borrow and invest money on the money and capital markets.

Article 3

Duration	The duration of the Corporation shall not be limited by time.

Section 2

Share capital

Article 4

Share capital

[1] The share capital of the Corporation is CHF 384,477,903.00, divided into 3,844,779,030 registered shares with a par value of CHF 0.10 each. The share capital is fully paid up.

[2] Registered shares may be converted into bearer shares and bearer shares into registered shares by resolution of the General Meeting.

Article 4a
Conditional capital

[1] The share capital may be increased by a maximum of CHF 13,598,219.50 through the issuance of a maximum of 135,982,195 fully paid registered shares with a par value of CHF 0.10 each upon exercise of employee options issued to employees and members of the management and of the Board of Directors of the Corporation and its subsidiaries. The preemptive rights and the advance subscription rights of the shareholders shall be excluded. The issuance of these options to employees and members of the management and of the Board of Directors of the Corporation and its subsidiaries will take place in accordance with the plan rules issued by the Board of Directors and its compensation committee. The acquisition of shares through the exercise of option rights as well as every subsequent transfer of these shares shall be subject to the registration requirements set forth in Article 5 of the Articles of Association.

[2] The share capital may be increased in an amount not to exceed CHF 38,000,000 by the issuance of up to 380,000,000 fully paid registered shares with a nominal value of CHF 0.10 each through the voluntary or mandatory exercise of conversion rights and/or warrants granted in connection with the issuance of bonds or similar financial instruments by the Corporation or one of its Group companies on national or international capital markets. The pre-emptive rights of the shareholders shall be excluded. The then current owners of conversion rights and/or warrants shall be entitled to subscribe for the new shares. The conditions of the conversion rights and/or warrants shall be determined by the Board of Directors.

The acquisition of shares through voluntary or mandatory exercise of conversion rights and/or warrants, as well as each subsequent transfer of the shares, shall be subject to the registration requirements set forth in Article 5 of the Articles of Association.

In connection with the issuance of convertible bonds or bonds with warrants or similar financial instruments, the Board of Directors shall be authorized to restrict or exclude the advance subscription rights of shareholders if such instruments are issued (i) on national or international capital markets or (ii) to one or more financial investors. If the advance subscription rights are restricted or excluded by the Board of Directors, the following shall apply: the issuance of such instrument shall be made at prevailing market conditions, and the new shares shall be issued pursuant to the relevant conditions of that financial instrument. Conversion rights may be exercised during a maximum 10-year period, and warrants may be exercised during a maximum 7-year period, in each case from the date of the respective issuance. The issuance of the new shares upon voluntary or mandatory exercise of conversion rights and/or warrants shall be made at conditions taking into account the market price of the shares and/or comparable instruments with a market price at the time of the issuance of the relevant financial instrument.

Article 5

Share register and nominees	[1] A share register is maintained for the registered shares, in which owners’ and usufructuaries’ family and given names are entered, with their complete address and nationality (or registered office for legal entities). Shares held in joint accounts may be registered jointly with voting rights, if all registered owners of the shares provide the declaration requested in paragraph 3 below.

[2] If the mailing address of a shareholder changes, the new address must be communicated to the Corporation. As long as this has not been done, all written communications will be sent to the address entered in the share register, this being valid according to the requirements of the law.

[3] Those who acquire registered shares shall be entered in the share register as shareholders with voting rights if they expressly declare that they acquired these registered shares in their own names and for their own account. If the party acquiring the shares is not prepared to provide such a declaration, the Board of Directors may refuse to allow the shares to be entered with voting rights.

[4] The restriction on registration under paragraph 3 above also applies to shares acquired by the exercise of preemptive, option or conversion rights.

[5] The Board of Directors is authorized, after hearing the position of the registered shareholder or nominee affected, to strike the entry of a shareholder with voting rights from the share register retroactively with effect to the date of the entry, if it was obtained under false pretenses. The party affected must be informed of the action immediately.

[6] The Board of Directors formulates general principles relating to the registration of fiduciaries/nominees and issues the necessary regulations to ensure compliance with the above provisions.

Article 6

Form of shares

[1] Registered shares of the Corporation will be, subject to paragraph 2, in the form of uncertificated securities (in the sense of the Swiss Code of Obligations) and intermediary-held securities (in the sense of the Swiss Federal Intermediated Securities Act).

[2] Following his registration in the share register, the shareholder may request the Corporation to issue a written statement in respect of his registered shares at any time; however, he has no entitlement to the printing and delivery of share certificates. In contrast, the Corporation may print and deliver share certificates for registered shares (single certificates, certificates representing multiples of shares or global certificates) at any time. It may withdraw registered shares issued as intermediary-held securities from the respective custody system. With the consent of the shareholder, the Corporation may cancel issued certificates which are returned to it without replacement.

Article 7

Exercise of rights

[1] The Corporation recognizes only one representative per share.

[2] Voting rights and associated rights may only be exercised in relation to the Corporation by a party entered in the share register as having the right to vote.

Section 3

Corporate bodies

A. General Meeting

Article 8

Authority	The General Meeting is the Corporation’s supreme corporate body.

Article 9

Types of General Meetings a. Annual General Meeting	The Annual General Meeting takes place every year within six months after the close of the financial year; the annual report, the compensation report and the reports of the Auditors must be available for inspection by shareholders at the Corporation’s registered office at least twenty days before the meeting.

Article 10

b. Extraordinary General Meetings

[1] Extraordinary General Meetings are convened whenever the Board of Directors or the Auditors consider it necessary.

[2] Such a meeting must also be convened upon a resolution of the General Meeting or a written request from one or more shareholders representing together at least one tenth of the share capital, specifying the items to be included on the agenda and the proposals to be put forward.

Article 11

Convening

[1] The General Meeting shall be called by the Board of Directors or, if need be, by the Auditors at least twenty days before the meeting is to take place. The meeting is called by publishing a single notice in the publication of record designated by the Corporation. An invitation will be sent to all registered shareholders.

[2] The notice to convene the General Meeting shall specify the agenda with the proposals of the Board of Directors and proposals from shareholders and, in the event of elections, the names of the proposed candidates.

Article 12

Placing of items on the agenda

[1] Shareholders representing shares with an aggregate par value of CHF 62,500 may submit proposals for matters to be placed on the agenda for consideration by the General Meeting, provided that their proposals are submitted in writing within the deadline published by the Corporation and include the actual motion(s) to be put forward.

[2] No resolutions may be passed concerning matters which have not been duly placed on the agenda, except on a motion put forward at the General Meeting to call an Extraordinary General Meeting or a motion for a special audit to be carried out.

Article 13

Chairmanship, tellers, minutes

[1] The Chairman of the Board of Directors or, if the Chairman cannot attend, a Vice Chairman or another member designated by the Board of Directors, shall preside over the General Meeting and appoint a secretary and the necessary tellers.

[2] Minutes are kept of the proceedings and must be signed by the presiding chair of the meeting and the secretary.

Article 14

Shareholder proxies

[1] The Board of Directors issues procedural rules for participation and representation of shareholders at the General Meeting, including the requirements as to powers of attorney.

[2] A shareholder may only be represented at the General Meeting by his legal representative, under a written power of attorney by another shareholder eligible to vote or, under a written or electronic power of attorney, by the Independent Proxy.

[3] The presiding chair of the meeting decides whether to recognize the power of attorney.

Article 15

Independent Proxy

[1] The Independent Proxy shall be elected by the General Meeting for a term of office expiring after completion of the next Annual General Meeting.

[2] Re-election is permitted.

[3] If the Corporation does not have an Independent Proxy, the Board of Directors shall appoint the Independent Proxy for the next General Meeting.

Article 16

Voting right	Each share conveys the right to cast one vote.

Article 17

Resolutions, elections

[1] Resolutions and elections are decided at the General Meeting by an absolute majority of the votes cast, excluding blank and invalid ballots, subject to these Articles of Association and the compulsory provisions of the law.

[2] A resolution to change Article 19 of the Articles of Association, to remove one fourth or more of the members of the Board of Directors or to delete or modify Article 17 paragraph 2 of the Articles of Association must receive at least two thirds of the votes represented.

[3] The presiding chair of the meeting shall decide whether voting on resolutions and elections be conducted electronically, by a show of hands or by a written ballot. Shareholders representing at least 3% of the votes represented may always request that a vote or election take place electronically or by a written ballot.

[4] In the case of a written ballot, the presiding chair of the meeting may rule that only the ballots of those shareholders shall be collected who choose to abstain or to cast a negative vote, and that all other shares represented at the General Meeting at the time of the vote shall be counted in favor, in order to expedite the counting of the votes.

[5] The presiding chair of the meeting may order that a resolution or election be repeated if, in his view, the results of the vote are in doubt. In this case, the preceding resolution or election shall be deemed to have not occurred.

Article 18

Powers

The General Meeting has the following powers:

a)      To establish and amend the Articles of Association

b)      To elect the members and the Chairman of the Board of Directors and the members of the compensation committee

c)      To elect the Auditors

d)      To elect the Independent Proxy

e)      To approve the management report and the Group financial statements

f)      To approve the financial statements and to decide upon the appropriation of the net profit shown in the balance sheet

g)      To approve the compensation for the Board of Directors and the Group Executive Board pursuant to Article 43 of the Articles of Association

h)      To give the members of the Board of Directors and of the Group Executive Board a discharge

i)       To take decisions on all matters reserved to the General Meeting by law or by the Articles of Association, or which are placed before it by the Board of Directors.

B. Board of Directors

Article 19

Number of Board members	The Board of Directors shall consist of at least six and no more than twelve members.

Article 20

Term of office

[1] The term of office for members of the Board of Directors and its Chairman expires after completion of the next Annual General Meeting.

[2] Members whose term of office has expired are immediately eligible for re-election.

Article 21

Organization

[1] Except for the election of the Chairman and the members of the compensation committee by the General Meeting, the Board of Directors shall constitute itself. It shall elect at least one Vice Chairman and a Senior Independent Director from among its members.

[2] The Board of Directors shall appoint its secretary, who need not be a member of the Board.

[3] If the office of the Chairman is vacant, the Board of Directors shall appoint a new Chairman from among its members for the remaining term of office.

Article 22

Convening, participation

[1] The Chairman shall convene the Board of Directors as often as business requires, but at least six times a year.

[2] The Board of Directors shall also be convened if one of its members or the Group Chief Executive Officer submits a written request to the Chairman to hold such a meeting.

Article 23

Decisions

[1] Decisions of the Board of Directors are taken by an absolute majority of the votes cast. In case of a tie, the presiding chair of the meeting shall cast the deciding vote.

[2] The number of members who must be present to constitute a quorum and the modalities for the passing of resolutions shall be laid down by the Board of Directors in the Organization Regulations. No such quorum is required for decisions confirming and amending resolutions relating to capital increases.

Article 24

Duties and powers

[1] The Board of Directors has ultimate responsibility for the management of the Corporation and the supervision and control of its executive management.

[2] The Board of Directors may also take decisions on all matters which are not expressly reserved to the General Meeting or to another corporate body by law or by the Articles of Association.

Article 25

Ultimate responsibility for the management of the Corporation

The ultimate responsibility for the management of the Corporation comprises in particular:

a)      Preparing of and deciding on proposals to be placed before the General Meeting

b)      Issuing the regulations necessary for the conduct of business and for the delineation of authority, in particular the Organization Regulations and the regulations governing the Group Internal Audit

c)      Laying down the principles for the accounting, financial and risk controls and financial planning, in particular the allocation of equity resources and risk capital for business operations

d)      Decisions on Group strategy and other matters reserved to the Board of Directors under the Organization Regulations

e)      Appointment and removal of (i) the Group Chief Executive Officer, (ii) such other members of the Group Executive Board as the Organization Regulations require to be appointed by the Board of Directors and (iii) the Head of Group Internal Audit

f)      Decisions on increasing the share capital, to the extent this falls within the authority of the Board of Directors (Article 651 paragraph 4 of the Swiss Code of Obligations), on the report concerning an increase in capital (Article 652e of the Swiss Code of Obligations) and on the ascertainment of capital increases and the corresponding amendments to the Articles of Association.

Article 26

Supervision, control

Supervision and control of the business management comprises in particular the following:

a)      Review of the management report, Group and parent company financial statements, the compensation report as well as quarterly financial statements

b)      Acceptance of regular reports covering the course of business and the position of the Group, the status and development of country, counterparty and market risks and the extent to which equity and risk capital are tied up due to business operations

c)      Consideration of reports prepared by the Auditors.

Article 27

Delegation, Organization Regulations	The Board of Directors may delegate part of its authority to one or more of its members or to third parties, subject to Articles 25 and 26 of the Articles of Association. The allocation of authority and functions shall be defined in the Organization Regulations.

Article 28

Number of members, term of office and organization of the compensation committee

[1] The compensation committee shall consist of at least three members of the Board of Directors.

[2] The compensation committee shall organize itself within the limits of the law and of the Articles of Association. The Board of Directors shall appoint a chairperson.

[3] If there are vacancies on the compensation committee, the Board of Directors shall appoint the missing members from among its members for the remaining term of office.

Article 29

Duties and powers of the compensation committee

[1] The compensation committee supports the Board of Directors in establishing and reviewing the Corporation’s compensation strategy and guidelines and in articulating the performance criteria relevant for determining individual total compensation for each member of the Group Executive Board. The compensation committee also prepares the proposals to the General Meeting regarding the compensation of the Board of Directors and of the Group Executive Board and may submit proposals to the Board of Directors on other compensation-related issues.

[2] The Board of Directors shall determine, and codify in the Organization Regulations, for which functions of the Group Executive Board the compensation committee shall establish and review financial and non-financial performance targets and assess the performance against these targets to determine compensation recommendations for the members of the Group Executive Board. In accordance with the Organization Regulations, these recommendations shall be presented to the Board of Directors for review or approval, subject to the approval by the General Meeting as set out in Article 43 of the Articles of Association. The compensation committee shall, in accordance with the Organization Regulations, also submit a proposal for the compensation for the members of the Board of Directors to the Board of Directors, subject to the approval by the General Meeting as set out in Article 43 of the Articles of Association.

[3] The Board of Directors may delegate further tasks to the compensation committee which shall be determined in the Organization Regulations approved by the Board of Directors.

Article 30

Signatures	The due and valid representation of the Corporation by members of the Board of Directors or further persons shall be determined in the Organization Regulations and a specific directive.

Article 31

Mandates

[1] No member of the Board of Directors may hold more than four additional mandates in listed companies and five additional mandates in non-listed companies.

[2] The following mandates are not subject to the limitations set forth in paragraph 1:

a)      Mandates in companies which are controlled by the Corporation or which control the Corporation

b)      Mandates held at the request of the Corporation or companies controlled by it. No member of the Board of Directors shall hold more than ten such mandates

c)      Mandates in associations, charitable organizations, foundations, trusts and employee welfare foundations. No member of the Board of Directors shall hold more than ten such mandates.

[3] Mandates shall mean mandates in the supreme governing body of a legal entity which is required to be registered in the commercial register or a comparable foreign register. Mandates in different legal entities which are under joint control are deemed one mandate.

Article 32

Terms of agreements relating to compensation	The Corporation or companies controlled by it may enter into agreements for a fixed term with members of the Board of Directors relating to their compensation. Duration and termination shall comply with the term of office and the law.

Article 33

Loans	Loans to the independent members of the Board of Directors shall be made in accordance with the customary business and market conditions. Loans to the non-independent members of the Board of Directors shall be made in the ordinary course of business on substantially the same terms as those granted to employees of the Corporation or companies controlled by it. The total amount of such loans shall not exceed CHF 20,000,000 per member.

C. Group Executive Board

Article 34

Organization	The Group Executive Board is composed of the Group Chief Executive Officer and at least three other members as further set forth in the Organization Regulations.

Article 35

Functions, authorities

[1] The Group Executive Board acting under the leadership of the Group Chief Executive Officer is responsible for the management of the Group. It is the supreme executive body as defined by the Swiss Federal Law on Banks and Savings Banks. It implements the Group strategy decided by the Board of Directors and ensures the execution of the decisions of the Board of Directors. It is responsible for the Group’s results.

[2] The responsibilities and authorities of the Group Executive Board and other management units designated by the Board of Directors are set forth in the Organization Regulations.

Article 36

Mandates

[1] No member of the Group Executive Board may hold more than one additional mandate in a listed company and five additional mandates in non-listed companies, subject to approval by the Board of Directors.

[2] The following mandates are not subject to the limitations set forth in paragraph 1:

a)      Mandates in companies which are controlled by the Corporation or which control the Corporation

b)      Mandates held at the request of the Corporation or companies controlled by it. No member of the Group Executive Board shall hold more than ten such mandates

c)      Mandates in associations, charitable organizations, foundations, trusts and employee welfare foundations. No member of the Group Executive Board shall hold more than eight such mandates.

[3] Mandates shall mean mandates in the supreme governing body of a legal entity which is required to be registered in the commercial register or a comparable foreign register. Mandates in different legal entities which are under joint control are deemed one mandate.

Article 37

Employment contract terms

[1] The term of employment contracts with the members of the Group Executive Board may be unlimited with a notice period of up to twelve months or may be fixed with a term of up to one year.

[2] The Corporation or companies controlled by it may enter into non-compete agreements with the members of the Group Executive Board for the time after termination of the employment agreement for a duration of up to one year. The respective consideration shall not exceed the total compensation paid or granted to such member of the Group Executive Board for the last full financial year prior to termination.

Article 38

Loans	Loans to the members of the Group Executive Board shall be made in the ordinary course of business on substantially the same terms as those granted to employees of the Corporation or companies controlled by it. The total amount of such loans shall not exceed CHF 20,000,000 per member.

D. Auditors

Article 39

Term of office, authority and duties

[1] An auditing company subject to governmental supervision as required by law is to be appointed as Auditors.

[2] The General Meeting shall elect the Auditors for a term of office of one year. The rights and duties of the Auditors are determined by the provisions of the law.

[3] The General Meeting may appoint Special Auditors for a term of three years, who provide the attestations required for capital increases.

Section 4

Financial statements and appropriation of profit, reserves

Article 40

Financial year	The financial statements and the Group financial statements are closed on 31 December of each year.

Article 41

Appropriation of disposable profit

[1] At least 5% of the profit for the year is allocated to the general statutory reserve until such time as said reserve amounts to 20% of the share capital.

[2] The remaining profit is, subject to the provisions of the Swiss Code of Obligations and of the Swiss Federal Banking Act, at the disposal of the General Meeting who may also use it for the formation of free or special reserves.

Article 42

Reserves	The General Meeting determines the utilization of the general statutory reserve in accordance with the legal provisions acting upon the proposal of the Board of Directors.

Section 5

Compensation of the members of the Board of Directors and the Group Executive Board

Article 43

Approval of the compensation of the Board of Directors and the Group Executive Board

[1] The General Meeting shall approve the proposals of the Board of Directors in relation to:

a)      The maximum aggregate amount of compensation of the Board of Directors for the period until the next Annual General Meeting

b)      The maximum aggregate amount of fixed compensation of the Group Executive Board for the following financial year

c)      The aggregate amount of variable compensation of the Group Executive Board for the preceding financial year.

[2] The Board of Directors may submit for approval by the General Meeting deviating or additional proposals relating to the same or different periods.

[3] In the event the General Meeting does not approve a proposal of the Board of Directors, the Board of Directors shall determine, taking into account all relevant factors, the respective (maximum) aggregate amount or (maximum) partial amounts and submit the amount(s) so determined for approval by the General Meeting.

[4] The Corporation or companies controlled by it may pay or grant compensation prior to approval by the General Meeting, subject to subsequent approval.

Article 44

General compensation principles

[1] The compensation system of the Corporation is designed to align reward with sustainable performance and to support appropriate and controlled risk-taking.

[2] When determining individual compensation, the Board of Directors or, where delegated to it, the compensation committee takes into account position and level of responsibility of the recipient and performance of the Corporation and companies controlled by it. It ensures compliance with applicable regulatory requirements.

[3] Compensation may be paid or granted in the form of cash, shares, financial instruments or units, in kind, or in the form of benefits. The Board of Directors or, where delegated to it, the compensation committee determines the key features, such as grant, vesting, exercise and forfeiture conditions and applicable harmful acts provisions. The Board of Directors, or where delegated to it, the compensation committee may provide, among other things, for continuation, acceleration or removal of vesting and exercise conditions, for payment or grant of compensation assuming target achievement or for forfeiture in the event of predetermined events such as a change-of-control or termination of an employment or mandate agreement. The Corporation or companies controlled by it may procure any shares required to meet any resulting payment obligations through purchases in the market or, to the extent available, by using the Corporation’s conditional share capital.

[4] Compensation may be paid or granted by the Corporation or companies controlled by it.

Article 45

Compensation of the Board of Directors

[1] Compensation of the members of the Board of Directors shall comprise a base remuneration and may comprise other compensation elements and benefits.

[2] Compensation of the members of the Board of Directors is intended to recognize the responsibility and governance nature of their role, to attract and retain qualified individuals and to ensure alignment with shareholders’ interest.

Article 46

Compensation of the Group Executive Board

[1] Compensation of the members of the Group Executive Board shall comprise fixed and variable compensation elements.

[2] Fixed compensation shall comprise the base salary and may comprise other compensation elements and benefits.

[3] Variable compensation elements shall be governed by financial and non-financial performance measures that take into account the performance of the Corporation and/or parts thereof, targets in relation to the market, other companies or comparable benchmarks, short- and long-term strategic objectives and/or individual targets. The Board of Directors or, where delegated to it, the compensation committee determines the respective performance measures, the overall and individual performance targets, and their achievements.

[4] The Board of Directors or, where delegated to it, the compensation committee aims to ensure alignment with sustainable performance and appropriate risk-taking through adequate deferrals, forfeiture conditions, caps on compensation, harmful acts provisions and similar means with regard to parts of or all of the compensation. Parts of variable compensation shall be subject to a multi-year vesting period.

[5] If the maximum aggregate amount of compensation already approved by the General Meeting is not sufficient to also cover the compensation of a person who becomes a member of or is being promoted within the Group Executive Board after the General Meeting has approved the compensation, the Corporation or companies controlled by it shall be authorized to pay or grant each such Group Executive Board member a supplementary amount during the compensation period(s) already approved. The aggregate pool for such supplementary amounts per compensation period shall not exceed 40% of the average of total annual compensation paid or granted to the Group Executive Board during the previous three years.

Section 6

Notices and jurisdiction

Article 47

Official publication media	Public notices appear in the Swiss Official Gazette of Commerce (in French “Feuille Officielle Suisse du Commerce”, or German “Schweizerisches Handelsamtsblatt”). The Board of Directors may designate other publications as well.

Article 48

Jurisdiction	Jurisdiction for any disputes arising out of the corporate relationship shall solely be at the registered office of the Corporation.

Section 7

Disclosure of contributions in kind

Article 49

Contribution in kind

[1] In connection with the capital increase dated 26 November 2014, the Corporation acquires from UBS AG, Zurich and Basel, acting as contributor in kind and exchange agent in its own name but for account of certain shareholders of UBS AG, Zurich and Basel, who have tendered their shares in the course of the public exchange offer of the Corporation, 3,183,370,731 shares of UBS AG, Zurich and Basel, with a par value of CHF 0.10 each and a total value of CHF 32,718,731,974.95. In return, the Corporation has issued 3,183,370,731 registered shares in the Corporation with a par value of CHF 0.10 each to the contributor in kind.

[2] In connection with the capital increase dated 26 November 2014, the Corporation acquires from UBS Securities LLC, 1285 Avenue of the Americas, New York, NY 10019, U.S., acting as contributor in kind and exchange agent in its own name but for account of certain shareholders of UBS AG, Zurich and Basel, who have tendered their shares in the course of the public exchange offer of the Corporation, 201,494,824 shares of UBS AG, Zurich and Basel, with a par value of CHF 0.10 each and a total value of CHF 2,070,966,814.07. In return, the Corporation has issued 201,494,824 registered shares in the Corporation with a par value of CHF 0.10 each to the contributor in kind.

[3] In connection with the capital increase dated 26 November 2014, the Corporation acquires from UBS AG, Zurich and Basel, acting as contributor in kind in its own name and in relation to shares tendered during the initial offer period in the course of the public exchange offer of the Corporation, 90,490,886 shares of UBS AG, Zurich and Basel, with a par value of CHF 0.10 each and a total value of CHF 968,693,952.29. In return, the Corporation has issued, on a one-to-one basis, 90,490,886 registered shares in the Corporation with a par value of CHF 0.10 each to the contributor in kind.

[4] In connection with the capital increase dated 16 December 2014, the Corporation acquires from UBS AG, Zurich and Basel, acting as contributor in kind in its own name but for account of certain shareholders of UBS AG, Zurich and Basel, who (i) have tendered their shares in the course of the public exchange offer of the Corporation or (ii) have offered their registered shares for a private exchange under the terms of this public exchange offer, 229,042,914 shares of UBS AG, Zurich and Basel, with a par value of CHF 0.10 each and a total value of CHF 2,244,527,510.81. In return, the Corporation has issued, on a one-to-one basis, 229,042,914 registered shares in the Corporation with a par value of CHF 0.10 each to the contributor in kind.

[5] In connection with the capital increase dated 16 December 2014, the Corporation acquires from UBS Securities LLC, 1285 Avenue of the Americas, New York, NY 10019, U.S., acting as contributor in kind in its own name but for account of certain shareholders of UBS AG, Zurich and Basel, who have tendered their shares in the course of the public exchange offer of the Corporation, 12,510,852 shares of UBS AG, Zurich and Basel, with a par value of CHF 0.10 each and a total value of CHF 122,601,267.19. In return, the Corporation has issued, on a one-to-one basis, 12,510,852 registered shares in the Corporation with a par value of CHF 0.10 each to the contributor in kind.

[6] In connection with the capital increase dated 10 February 2015, the Corporation acquires from UBS AG, Zurich and Basel, 11,800,250 shares of UBS AG, Zurich and Basel, with a par value of CHF 0.10 each and a total value of CHF 130,476,501.09. In return, the Corporation has issued 11,800,250 registered shares in the Corporation with a par value of CHF 0.10 each to the contributor in kind.

[7] In connection with the capital increase dated 9 March 2015, the Corporation acquires from UBS AG, Zurich and Basel, 9,525,000 shares of UBS AG, Zurich and Basel, with a par value of CHF 0.10 each and a total value of CHF 104,986,854.19. In return, the Corporation has issued, on a one-to-one basis, 9,525,000 registered shares in the Corporation with a par value of CHF 0.10 each to the contributor in kind.

[8] In connection with the capital increase dated 12 June 2015, the Corporation acquires from UBS AG, Zurich and Basel, 17,500,000 shares of UBS AG, Zurich and Basel, with a par value of CHF 0.10 each and a total value of CHF 199,898,088.25. In return, the Corporation has issued, on a one-to-one basis, 9,525,000 registered shares in the Corporation with a par value of CHF 0.10 each to the contributor in kind.

[9] In connection with the capital increase dated 28 August 2015, the Corporation acquires from UBS AG, Zurich and Basel, 88,825,456 shares of UBS AG, Zurich and Basel, with a par value of CHF 0.10 each and a total value of CHF 968,693,952.29. In return, the Corporation has issued, on a one-to-one basis, 88,825,456 registered shares in the Corporation with a par value of CHF 0.10 each to the contributor in kind.

UBS Group AG

P.O. Box, CH-8098 Zurich

www.ubs.com

© UBS 2015. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS Group AG

Bahnhofstrasse 45

CH-8001 Zurich

Switzerland

Zurich, 28 August 2015

Form F-4 Registration Statement

Dear Sir or Madam,

We have been asked to issue a legal opinion letter as special Swiss legal counsel of UBS Group AG, Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, Swiss business identification number CHE-395.345.924 (the “Company”) in connection with the registration statement on Form F-4 (File No. 333-199011) (the “Registration Statement”), including all amendments or supplements thereto, filed with the Securities and Exchange Commission (the “Commission”) under the United States Securities Act of 1933, as amended (the “Act”) for the registration of the ordinary registered shares of the Company with a nominal value of CHF 0.10 (the “Shares”) in connection with the exchange offer described therein (the “Exchange Offer”). The Exchange Offer is comprised of two separate offers made respectively to (i) all holders of outstanding ordinary shares of UBS AG, a Swiss stock corporation (Aktiengesellschaft), Bahnhofstrasse 45, CH-8001 Zurich and Aeschenvorstadt 1, CH-4051 Basel, Swiss business identification number CHE-101.329.561 (“UBS Shareholders”) located in the United States and (ii) all UBS Shareholders wherever located.

Bär & Karrer Rechtsanwälte	Zürich Bär & Karrer AG Brandschenkestrasse 90 CH-8027 Zürich Phone: +41 58 261 50 00 Fax: +41 58 261 50 01 zuerich@baerkarrer.ch	Genf Bär & Karrer SA 12, quai de la Poste CH-1211 Genève 11 Phone: +41 58 261 57 00 Fax: +41 58 261 57 01 geneve@baerkarrer.ch	Lugano Bär & Karrer SA Via Vegezzi 6 CH-6901 Lugano Phone: +41 58 261 58 00 Fax: +41 58 261 58 01 lugano@baerkarrer.ch	Zug Bär & Karrer AG Baarerstrasse 8 CH-6301 Zug Phone: +41 58 261 59 00 Fax: +41 58 261 59 01 zug@baerkarrer.ch	www.baerkarrer.ch

The Shares comprise (i) 3,475,356,441 Shares issued by way of a capital increase approved by a resolution of the general meeting of the sole shareholder of the Company on 26 November 2014 (the “General Meeting”) in exchange of the shares of UBS AG tendered into and not withdrawn from the Exchange Offer during the initial offer period, (ii) a portion of the 241,553,766 Shares issued out of the Company’s authorized capital (“Authorized Capital”) by way of a capital increase implemented by the board of directors of the Company on 16 December 2014, such portion being issued in exchange of the shares of UBS AG that have been tendered into the Exchange Offer during the subsequent offer period, and (iii) a portion of the 88,825,456 Shares (the “Issued Shares”) issued out of the Company’s Authorized Capital by way of capital increase following a legally effective judgment on the petition regarding a squeeze-out pursuant to the Swiss Federal Act on Stock Exchanges and Securities Dealings of 24 March 1995, confirmed to be implemented by the board of directors of the Company on 28 August 2015, such portion corresponding to the number of shares of UBS AG held by minority shareholders of UBS AG as of the legal effectiveness of the cancellation of such publicly held shares in accordance with art. 33 SESTA. For the avoidance of doubt, the opinions expressed in this legal opinion letter only relate to the Issued Shares.

All capitalized terms used in this legal opinion letter shall have the meaning as defined herein.

I	DOCUMENTS

In arriving at the opinions expressed in clause III below, we have exclusively reviewed and relied on the following documents, the sufficiency of which we confirm for purposes of this legal opinion letter (the documents referred to in this clause I collectively the “Documents” and any individual document thereof a “Document”):

a)	an excerpt from the daily journal (Tagesregister) of the commercial register of the Canton of Zurich, Switzerland, in relation to the Company, certified by said register as of 28 August 2015 (the “Excerpt”);

b)	a copy of the articles of association of the Company, certified by the commercial register of the Canton of Zurich, Switzerland, to be up-to-date as deposited with such register as of 28 August 2015 (the “Articles”);

c)	a copy of the public deed of the resolutions of the board of directors of the Company containing the declarations of the board of directors of the Company regarding the Authorized Capital increase by issuance of the Issued Shares dated 28 August 2015.

II	ASSUMPTIONS

In arriving at the opinions expressed in clause III below, we have assumed (without verification) cumulatively that:

a)	the information set out in the Documents is true, accurate, complete and up-to-date as of the date of this legal opinion letter and no changes have been made or will be made that should have been or should be reflected in the Documents as of the date of this legal opinion letter;

2

b)	the Documents submitted to us as (hard or electronic) copies are complete and conform to the original document;

c)	all signatures and seals on any Document are genuine;

d)	where a name is indicated (in print or in handwriting) next to a signature appearing on any Document, the signature has been affixed by the person whose name is indicated, and where no name is indicated (in print or in handwriting) next to a signature appearing on any Document, the relevant Documents have been duly signed by authorized signatories; and

e)	to the extent any authorizations, approvals, consents, licenses, exemptions or other requirements (collectively the “Authorizations”) had to be obtained outside Switzerland in connection with the Exchange Offer and/or the issuance of the Shares, such Authorizations have been obtained or fulfilled in due time, and have remained in full force and effect at all times through the issuance of the Shares.

III	OPINIONS

Based upon the foregoing, and subject to the qualifications and reliance limitations set out in clause IV and clause V below, we are of the opinion that under the laws of Switzerland as currently in force and interpreted:

a)	the Company is a stock corporation (Aktiengesellschaft) duly organized and validly existing under the laws of Switzerland, with corporate power and authority to conduct its business in accordance with its Articles;

b)	the Issued Shares have been validly issued and are fully paid and non-assessable (i.e. no further contributions in respect thereof will be required to be made to the Company by the holders thereof, by reason only of their being such holders).

IV	QUALIFICATIONS

The opinions given under clause III above are each subject to the following cumulative qualifications:

a)	The opinions expressed herein are strictly limited to matters governed by the laws of Switzerland and thus to opinions on certain Swiss law matters.

3

b)	The opinions expressed herein are based on and subject to the laws of Switzerland as in force and generally interpreted based on available legal sources as of the date of this legal opinion letter, and where this legal opinion letter refers to “Swiss law” or “the laws of Switzerland”, it solely refers to Swiss law as in force and generally interpreted based on available legal sources as of the date of this legal opinion letter. Such laws are subject to change.

c)	We have made no investigation of the laws of any other jurisdiction (but the laws of Switzerland) as a basis for this legal opinion letter and do not express or imply any opinion thereon.

d)	The opinions expressed herein relate only to legal matters explicitly covered by this legal opinion letter (taking into account cumulatively all assumptions and qualifications) and no opinion is given by implication or otherwise on any other matter.

e)	In issuing this legal opinion letter, we based ourselves solely on the Documents and were not instructed to, and did not, make any further independent search or due diligence; we do not opine as to any facts or circumstances occurring or coming to our attention subsequently to the date hereof.

f)	The assumptions and qualifications apply to all opinions expressed in this legal opinion letter.

g)	We express no opinion herein as to the accuracy or completeness of the information set out in the Registration Statement or of the representation and warranties set out in the Registration Statement.

h)	We express no opinion herein as to regulatory matters or as to any commercial, accounting, calculating, auditing, tax, or other non-corporate law matter.

i)	As a matter of mandatory Swiss law, shareholders as well as the board of directors of a company are entitled to challenge resolutions adopted by a general shareholders’ meeting believed to violate the law or the company’s articles of association by initiating legal proceedings against such company within two months following such meeting. Therefore, notwithstanding registration of the Shares in the competent commercial register, any shareholder or the board of directors of the Company may challenge the resolutions taken by the general shareholders’ meeting of the Company on which such registration of the Shares in the competent commercial register may be based.

j)	In this opinion, Swiss legal concepts are expressed in English terms and not in any official Swiss language; these concepts may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions.

4

V	RELIANCE

This legal opinion letter is addressed to the Company. We hereby consent to the filing of this legal opinion letter as an exhibit to the report on Form 6-K on or around the date hereof (the “Form 6-K”) to be incorporated by reference into the Registration Statement and to the references to us under the headings “The Transaction” and “Validity of UBS Group AG Shares” in the Registration Statement. In giving such consent, we do not admit or imply that we are in the category of persons whose consent is required under section 7 of the Act or the rules and regulations of the Commission issued thereunder.

This legal opinion letter is furnished by us, as special Swiss legal counsel to the Company, in connection with the filing of the Form 6-K. Without our prior consent, it may not be used by, copied by, circulated by, quoted by, referred to, or disclosed to any party or for any purpose, except for such filing or in connection with any reliance by investors on such filing pursuant to US securities laws.

Any reliance on this opinion is limited to the legal situation existing at the date of this legal opinion letter, and we shall be under no obligation to advise you on or to amend this legal opinion letter to reflect any change in circumstances or applicable laws or regulations for any period after the date of issuance of this legal opinion letter.

This legal opinion letter shall be governed by and construed in accordance with the laws of Switzerland. This legal opinion letter may only be relied upon on the express condition that any issues of interpretation arising hereunder will be governed by the laws of Switzerland.

Yours faithfully,

Dr. Dieter Dubs	Dr. Urs Kaegi

5

UBS

Computershare

Computershare Trust Company, N.A.
250 Royall Street
Canton Massachusetts 02021
Within USA, US territories & Canada 855 396 2084
Outside USA, US territories & Canada 781 575 2765
www.computershare.com

[Name]
[Address]

ACTION REQUIRED - Please RETURN the listed original certificates below with this Form

YOUR ACTION IS REQUIRED - PLEASE FOLLOW THESE INSTRUCTIONS

The Commercial Court of the Canton of Zurich has cancelled all registered shares of UBS AG, nominal value of CHF 0.10 each, that remain publicly held. This judgment entered into force pursuant to the confirmation from the Commercial Court of the Canton of Zurich dated 20 August 2015. As a result, shareholder rights relating to registered UBS AG shares that remain publicly held are cancelled and in compensation shareholders will receive shares of UBS Group AG on a share-for-share basis.

Our records indicate that you were a shareholder of UBS AG at the time of the commercial court judgment. In order to demonstrate your entitlement under Swiss law to receive UBS Group AG shares as compensation pursuant to the court judgment, you are required on a mandatory basis to surrender your UBS AG certificate(s). The UBS Group AG shares will be issued in uncertificated form under the Direct Registration System (DRS) wherein the shares are held in an account registered in your name on our books. In order to receive your UBS Group AG DRS statement for your certificated shares and any future dividend or distributions the Board of Directors may declare, you MUST return the listed certificates. Please follow the instructions below.

Lost Certificates: If you cannot locate some or all of your certificates, read and complete the Lost Securities Affidavit on the back of this form and also mark the boxes below with an X corresponding to the certificate numbers you cannot locate.

Step 1. Your UBS AG registered share certificates:
Locate and return the original certificate(s) listed below.

Lost	Certificate Numbers	Shares	Lost	Certificate Numbers	Shares
☐	xxx	xx	☐	xxx	xx
☐	xxx	xx	☐	xxx	xx
☐	xxx	xx	☐	xxx	xx
☐	xxx	xx	☐	xxx	xx
☐	xxx	xx	☐	xxx	xx

You hold more than 10 certificates, not all certificates can be listed on this form.

Other Certificate Total	Total Certificated Shares	Shares Held in Book Entry by Us	Total Shares
Xxx	Xxx	Xxx	xxx

Step 2. Signatures: Sign and date this form. The names of the registered holders are listed in the Name and Address at the top of this form. All registered holders MUST sign exactly as (your)(their) name(s) appears above.

Signature of Owner	Signature of Co-Owner (if more than one registered holder listed)	Date (mm/dd/yyyy)

024S7J

Additional Instructions for Completing the Form and Surrendering Certificates

Delivery of Certificates: Your old UBS AG registered share certificate(s) and this Form must be sent or delivered to Computershare. The method of delivery of certificates to be surrendered to Computershare at one of the addresses set forth on the bottom of this page is at the option and risk of the surrendering stockholder. Delivery will be deemed effective only when received by Computershare. For your convenience, a return envelope is enclosed.

Authorization and Registration: The signature(s) on the reverse side represents that you have full authority to surrender the listed certificate(s) for exchange and warrants that the shares represented by the listed certificate(s) are free and clear of liens, restrictions, adverse claims and encumbrances.

Special Transfer Instructions: If your shares are to be issued to a person(s) other than the registered owner(s), a transfer of ownership form must be completed. You may obtain transfer of ownership requirements and instructions from the internet at www.computershare.com or by calling Computershare at the number listed below.

Lost Securities Affidavit

IF YOU CANNOT LOCATE SOME OR ALL OF YOUR CERTIFICATE(S), PLEASE COMPLETE THE BELOW AFFIDAVIT
SAFECO INSURANCE COMPANY OF AMERICA
LOST SECURITIES AFFIDAVIT FOR ACCOUNTS WITH LESS THAN $250,000.00 IN MARKET VALUE

By checking the lost certificates box and signing the bottom of this form, I (we) certify that (a) I (we) am (are) the lawful owner(s) ("Owner") of the shares described on the front of this form; (b) I (we) reside at the address set forth on the front of this form; (c) I (we) am (are) entitled to possession of the lost certificate(s) (the "Lost Securities"); (d) the Lost Securities have been lost, mislaid, stolen or destroyed and cannot now be produced; (e) the Lost Securities WERE NOT ENDORSED and neither the Lost Securities nor the Owner(s)' rights therein have, in whole or in part, been cashed, negotiated, sold, transferred, hypothecated, pledged, disposed of, and to my (our) knowledge, no claim of right, like or interest, adverse to the Owner, in or to the Lost Securities, has been made or advanced by any person; (f) I (we) have made or caused to be made a diligent search for the Lost Securities and have been unable to find or recover the Lost Securities; (g) I (we) make this Affidavit of Lost Securities For Computershare Accounts for the purpose of inducing the issuance of new or replacement Securities ("Replacement Securities") (in book-entry form, unless unavailable through the issuer) in lieu of the said Lost Securities, or the distribution to the Owner(s) of proceeds (including liquidation) thereof; and (h) I (we) agree that this Lost Securities Affidavit for Computershare Accounts may be delivered to and made part of the Safeco Insurance Company of America Bond No. 5926165.

The Owner(s) hereby agree(s) in consideration of (1) the issuance of such replacement Securities in lieu of the Lost Securities, or of the distribution to the Owner of the proceeds there from, and (2) the assumption by Safeco Insurance Company of America of liability therefore under its Bond, the OWNER, his/her/its heirs, successors and assigns agree to indemnify, protect and save harmless Safeco Insurance Company of America, Computershare Inc., Computershare Trust Company, N.A. and the issuer, jointly and severally, and their respective agents, representatives, successors, and assigns, from and against all losses, cost and damages (court costs and attorneys fees) to which they may be subject or liable arising out of or relating to the Lost Securities, the issuance of Replacement Securities, the Owner's requested action herein (or any other action arising out of or relating to the Replacement of Lost Securities), or Safeco Insurance Company of America's assumption of liability under its bond described above.

STEP 1. CALCULATE LOST CERTIFICATE BOND PREMIUM - FEE MUST BE ENCLOSED

LOST CERTIFICATE BOND PREMIUM CALCULATION:	________ Shares Lost	X	$0.67 Bond premium Per share	=	________ Total Premium Due (MINIMUM $20.00)	+	$50.00 processing fee	= ________ Total Check Amount

Multiply the number of shares lost by the Safeco Insurance Company of America Bond premium noted above to calculate the premium you owe. If you have Lost Securities representing 30 or fewer shares, there is a minimum premium of $20.00. The premium is only valid until 2/10/2016. There is also a processing fee of $50.00. PLEASE MAKE YOUR CHECK PAYABLE TO "COMPUTERSHARE" FOR THE BOND PREMIUM AND PROCESSING FEE AND ENCLOSE WITH THIS AFFIDAVIT. If your request is approved, Computershare will forward the Bond premium to Safeco Insurance Company of America. We cannot complete your exchange without a Surety Bond. NOTE: This premium is calculated based upon each lost share, not per each lost certificate.

STEP 2. SIGNATURES OF OWNERS - all registered owners MUST sign below exactly as the name(s) appear on the front of this form

If your lost certificate(s) is (are) part of an estate or trust, or are valued at more than $250,000, please contact Computershare for additional instructions.

ANY PERSON WHO, KNOWINGLY AND WITH INTENT TO DEFRAUD ANY INSURANCE COMPANY OR OTHER PERSON, FILES A STATEMENT OF CLAIM CONTAINING ANY MATERIALLY FALSE INFORMATION OR CONCEALS FOR THE PURPOSE OF MISLEADING, INFORMATION CONCERNING ANY FACT MATERIAL THERETO, COMMITS A FRAUDULENT INSURANCE ACT, WHICH IS A CRIME.

Signature of owner ____________________ Signature of Co-Owner, if any ____________________

STEP 3. NOTARIZATION

You must have your signature(s) notarized if you have lost more than 2,228 shares.

State of ____________________ County of ________________ Notary Signature____________________________

Printed Name of Notary____________________________ Sworn to and subscribed to me this (date) __________(month/day/year) My commission Expires (date) ____________________ (month/day/year) (Notary Seal)

Enclose all original certificates in the envelope provided and send with completed form to Computershare.

By Mail:
Computershare
Corporate Actions
P.O. Box 43014
Providence, RI 02940-3014

By Overnight Delivery:
Computershare
Corporate Actions
250 Royall Street
Canton, MA 02021

For Assistance Please Call:
Within USA, US territories & Canada:
1-855-396-2084
Outside USA, US territories & Canada:
1-781-575-2765